================================================================================
                            BFMA HOLDING CORPORATION
================================================================================
                         50 EAST SAMPLE ROAD, SUITE 400
                             POMPANO BEACH, FL 33064



May 1, 2001


VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

Allen J. Bernstein
Chief Executive Officer
Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, New York 11042

Dear Mr. Bernstein:

     BFMA Holding Corporation ("BFMA") is pleased to make this fully financed offer to acquire all of the outstanding shares of Morton's Restaurant Group, Inc. ("Morton's") it does not already own for $28.25 per share in cash (the "Offer"). The Offer represents a premium of approximately 36% over the weighted average closing price of Morton's common stock over the last 20 trading days prior to our Offer.

     From publicly available information, our industry knowledge and conversations with other industry sources, we have identified a number of areas in which we believe that cost savings can be implemented and operating efficiencies can be achieved at Morton's. We believe that we will be able to confirm such savings through a limited due diligence process. We also believe that a transaction can be completed quickly and will devote all necessary resources to accomplish this goal. We are prepared to quickly negotiate a definitive agreement and related documentation with respect to the Offer.

     To finance the Offer, BFMA has committed to provide no less than $20 million of equity and has received a commitment from Icahn Associates Corp., an affiliated entity of Carl C. Icahn, to provide $240 million in bridge financing in the form of $120 million of senior financing and no less than $120 million of subordinated bridge notes. These commitments provide for aggregate capital in excess of $260 million, more than enough to consummate the purchase of Morton's at the Offer price, refinance any debt as necessary and pay the fees and expenses of the acquisition.

     BFMA and its officers and directors are currently the beneficial owners of 389,400 shares of Morton's common stock representing 9.3% of the issued and outstanding shares. On March 21, 2001, BFMA nominated three directors for election as Class 3 Directors of Morton's at Morton's 2001 Annual Meeting anticipated to be held on May 10, 2001. We believe that you and your board of directors should commit to begin a process of exploring a sale of Morton's to

--------------------------------------------------------------------------------
             50 East Sample Road, Suite 400 Pompano Beach, Fl 33064

Allen J. Bernstein
May 1, 2001
Page 2


the highest bidder as a way of maximizing the value of Morton's shares for all of the Morton's shareholders. BFMA would consider raising its offer price if Morton's management and board of directors were able to demonstrate value not apparent in the publicly available information.

     Please call me if you would like to discuss the Offer further.


Sincerely,

BFMA HOLDING CORPORATION


/s/ Barry W. Florescue

Barry W. Florescue
Chairman of the Board and President


cc: Board of Directors of Morton's Restaurant Group, Inc.

--------------------------------------------------------------------------------
             50 East Sample Road, Suite 400 Pompano Beach, Fl 33064